UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         SVT INC. (formerly SWWT, Inc.)
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   784878 10 0
                                   -----------
                                 (CUSIP Number)

                                 Adria E. Warren
                             McDermott, Will & Emery
                      28 State Street, Boston MA 02109-1775
                                 (617) 535-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   CJM Associates, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  06-1625091

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

     NUMBER OF               7     SOLE VOTING POWER: 3,067,937 shares*
      SHARES
    BENEFICIALLY             8     SHARED VOTING POWER:  -0-
     OWNED BY
       EACH                  9     SOLE DISPOSITIVE POWER: 3,067,937 shares*
     REPORTING
    PERSON WITH              10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,067,937 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.50%

14       TYPE OF REPORTING PERSON: OO

---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   Christine Schneider
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                  Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER: 3,067,937 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
       EACH                  9     SOLE DISPOSITIVE POWER: 3,067,937 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,067,937 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.50%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   MCG-SVT, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  06-1624441

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

     NUMBER OF               7     SOLE VOTING POWER: 2,863,408 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
       EACH                  9     SOLE DISPOSITIVE POWER: 2,863,408 shares*
     REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,863,408 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.00%

14       TYPE OF REPORTING PERSON: OO


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   Vincent A. Wasik
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                  Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER: 2,863,408 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 2,863,408 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,863,408 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.00%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   Garrett Stonehouse
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                 Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER: 2,863,408 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 2,863,408 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,863,408 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.00%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0


1 NAME OF REPORTING PERSON: Huizenga Investments Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 88-0372359

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

     NUMBER OF               7     SOLE VOTING POWER:  -0-
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  380,322 shares*
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER: 380,322 shares*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         380,322 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.93%

14       TYPE OF REPORTING PERSON: PN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0


1        NAME OF REPORTING PERSON:  Huizenga Investments, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 88-0369305

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

     NUMBER OF               7     SOLE VOTING POWER:  -0-
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  380,322 shares*
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER: 380,322 shares*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         380,322 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.93%

14       TYPE OF REPORTING PERSON: CO


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0


1        NAME OF REPORTING PERSON:  H. Wayne Huizenga, Sr.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER:  -0-
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  380,322 shares*
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER: 380,322 shares*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         380,322 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.93%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   John A. Schneider
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                  Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or  2(e):                                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER:     -0-
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:   507,061 shares*
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER: 507,061 shares*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           507,061 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.24%

14       TYPE OF REPORTING PERSON: IN




---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO. 784878 10 0

1        NAME OF REPORTING PERSON:   East River Ventures II, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-4075197

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

     NUMBER OF               7     SOLE VOTING POWER:   507,061 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:   -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 507,061 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             507,061 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.24%

14       TYPE OF REPORTING PERSON: PN




---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   ERV Associates II, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-4076002

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

     NUMBER OF               7     SOLE VOTING POWER: 204,529 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 204,529 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         204,529 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.50%

14       TYPE OF REPORTING PERSON: OO


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   Walter A. Carozza
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                  Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER: 1,016,165 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 1,016,165 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,016,165 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.48%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1        NAME OF REPORTING PERSON:   Gregory C. Mosher
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                  Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

     NUMBER OF               7     SOLE VOTING POWER: 811,349 shares*
      SHARES
   BENEFICIALLY              8     SHARED VOTING POWER:  -0-
     OWNED BY
      EACH                   9     SOLE DISPOSITIVE POWER: 811,349 shares*
    REPORTING
   PERSON WITH               10    SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         811,349 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.0%

14       TYPE OF REPORTING PERSON: IN


---------------
         * Subject to the Stockholders Agreement described in Item 4 of this Statement.

PRELIMINARY NOTE

         This Statement on Schedule 13D is being filed jointly by CJM Associates, LLC, Christine Schneider, MCG-SVT, LLC, Vincent A. Wasik, Garrett Stonehouse, Huizenga Investments Limited Partnership, Huizenga Investments, Inc., H. Wayne Huizenga, Sr., John A. Schneider, East River Ventures II, L.P., ERV Associates II, LLC, Walter A. Carozza, and Gregory C. Mosher, to report their beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock" or "Company Common Stock"), of SVT Inc. (f/k/a SWWT, Inc.) (the "Company") following consummation of a series of interrelated transactions which resulted in the combination, effective February 1, 2002, of the Company and SanVision Technology Inc. ("SanVision"). These transactions consisted of

          o the merger of E-Newco, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, with and into SanVision (the "Merger"). At the effective time of the Merger, (1) the separate corporate existence of E-Newco ceased, (2) SanVision remained as the surviving corporation in the Merger and became a wholly-owned subsidiary of the Company, and (3) each share of SanVision common stock was converted into a right to receive
               0.99228 of a share of Company Common Stock (with the aggregate number of shares of Common Stock issued to any one person rounded up to the nearest whole number). The terms of the Merger were provided for in detail in the Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision, the Company and E-Newco (the "Merger Agreement"), which is incorporated by reference in this Statement as Exhibit 1.

          o amendments to the Company's certificate of incorporation to (1) effect immediately before the Merger a 1-for-2 reverse split of the Common Stock outstanding before the Merger (the "Reverse Split"), and (2) change the Company's name from SWWT, Inc. to SVT Inc.

          o amendments to the certificate of designations of the series B preferred stock of the Company to, among other things, (1) effect immediately before the Merger and the 1-for-2 Reverse Split a change in the conversion ratio of the series B preferred stock into Common Stock from approximately 1-to-100 to approximately 1-to-10, and (2) provide for the automatic conversion of the series B preferred stock into Common Stock immediately before the Merger. Each share of series B preferred stock, after giving effect to the Reverse Split and the change in the conversion ratio, was converted into approximately five shares of Company Common Stock immediately before the Merger.

         In the Merger, and taking into account the Reverse Split, the change in the series B conversion ratio and other transactions contemplated in the Merger Agreement, 36,071,064 shares of SanVision common stock outstanding before the Merger were converted into approximately 35,792,595 shares of Company Common Stock, which shares represent approximately 87.5% of the outstanding shares of Common Stock, and shares of Company Common Stock outstanding before the Merger, together with 180,000 shares issuable upon exercise of outstanding Company stock options, represent approximately 12.5% of the outstanding shares of Company Common Stock.

         ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share.

         The issuer of the Common Stock is SVT Inc., a Delaware corporation whose principal executive offices are located at 59 John Street, 3rd Floor, New York, New York 10008. Until February 1, 2002, the Company's name was SWWT, Inc.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The persons filing this statement are CJM Associates, LLC, Christine Schneider, MCG-SVT, LLC, Vincent A. Wasik, Garrett Stonehouse, Huizenga Investments Limited Partnership, Huizenga Investments, Inc, H. Wayne Huizenga, Sr., John A. Schneider, East River Ventures II, L.P., ERV Associates II, LLC, Walter A. Carozza, and Gregory C. Mosher (collectively, the "Filing Persons").

         (b) The business address of CJM Associates, LLC, Christine Schneider, MCG-SVT, LLC, Vincent A. Wasik and Garrett Stonehouse is One Morningside Drive North, Suite 200, Westport, CT 06880. The business address of Huizenga Investments Limited Partnership, Huizenga Investments, Inc. and H. Wayne Huizenga, Sr. is c/o Chris Branden, 450 E. Las Olas Blvd., Suite 1200, Ft. Lauderdale, FL 33301. The business address of John A. Schneider is c/o Allen & Company, 711 Fifth Avenue, 9th Floor, New York, NY 10022. The business address of East River Ventures II, L.P., ERV Associates II, LLC and Walter A. Carozza is 645 Madison Avenue, 22nd Floor, New York, NY 10022. The business address of Gregory C. Mosher is c/o The Renaissance Group, 5251 DTC Parkway, Suite 825, Greenwood Village, CO 80111.

         (c) Christine Schneider's principal occupation is account executive with Bear Stearns, an investment bank, with a principal address of 383 Madison Avenue, New York, NY 10179.

         Vincent A. Wasik and Garrett Stonehouse are the two managing members of MCG-Global, LLC, a private equity firm, with a principal address at One Morningside Drive North, Suite 200, Westport, CT 06880. Since the Merger, Mr. Wasik has also served as a director of the Company.

         H. Wayne Huizenga, Sr.'s principal occupation is the Chairman of the Board of Autonation, Inc., an automotive retailer, with a principal address of 450 E. Las Olas Blvd., 15th Floor, Ft. Lauderdale, FL 33301

         John A. Schneider 's principal occupation is with Aller's Company, an investment bank, with a principal place of business at 711 Fifth Avenue, 9th Floor, New York, NY 10022.

         Walter A. Carozza's principal occupation is as a manager and limited partner of ERV Associates II, LLC, the general partner of East River Ventures II, L.P. The principal place of business of ERV Associates II, LLC, is 645 Madison Avenue, 22nd Floor, New York, NY 10022. Mr. Carozza also serves as a director of the Company.

         Gregory  C.   Mosher's   principal   occupation  is  principal  of  The
Renaissance Group, a private equity firm located at 5251 DTC Parkway, Suite 825, Greenwood Village, CO 80111.

         (d) None of the Filing Persons has ever been convicted in a criminal proceeding.

         (e) None of the Filing Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

         (f) All the Filing Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of CJM Associates, LLC and MCG-SVT, LLC and their affiliates Christine Schneider, Vincent A. Wasik and Garrett Stonehouse used their shares of SanVision common stock as consideration for the shares of Company Common Stock they received in the Merger. As noted above, each share of SanVision common stock was converted in the Merger into a right to receive 0.99228 of a share of Company Common Stock. The following table shows the number of SanVision common shares held directly or indirectly before the Merger by each of these respective Filing Persons:

                                                                 NO. OF
                                                            SANVISION SHARES
                                                            ----------------

         CJM Associates, LLC (Ms. Schneider)..............       3,091,805

         MCG-SVT, LLC (Mssrs. Wasik and Stonehouse).......
                                                                 2,885,685
ITEM 4.  PURPOSE OF TRANSACTION.

STOCKHOLDERS AGREEMENT

         In connection with the closing of the Merger, the Company entered into a stockholders agreement, which is incorporated by reference in this Statement as Exhibit 2 (the "Stockholders Agreement"), with certain persons who either were stockholders of the Company before the Merger or became stockholders of the Company as a result of the Merger. The following table shows the parties to the stockholders agreement (the "Stockholders") and the number of shares of Company Common Stock which each of them beneficially owns as a result of the Merger, the Reverse Split and the conversion of all the SWWT series B preferred stock into Company Common Stock:

                                                             SVT COMMON STOCK
                                                               NUMBER      % OF
                                                             OF SHARES     CLASS
                                                            ---------     -----
NAME
----

Sanjay Sethi.........................................      21,475,558      52.50

Fundus Inc. (1)......................................       4,090,583      10.00

JNA Holdings Ltd. (2)................................       2,045,292       5.00

Raj Janarthanan......................................       2,045,292       5.00

CJM Associates, LLC (3)..............................       3,067,937       7.50

MCG-SVT, LLC (4).....................................       2,863,408       7.00

Gregory Mosher.......................................         811,349       2.00

East River Ventures II, L.P.
ERV Associates II, LLC (5)...........................         711,590       1.74

John A. Schneider....................................         507,061       1.24

Andrew K. Boszhardt, Jr..............................         405,657       0.99

Anthony Scaramucci...................................         101,410       0.25

Other Stockholders...................................       1,039,552       2.54

All the above Stockholders...........................      39,164,689      95.76
                                                           ==========    =======
------------

(1) The Filing Persons have been advised that voting and investment control of Fundus Inc. is held by Raghu Rajalingham.

(2) The Filing Persons have been advised that voting and investment control of JNA

         Holdings Ltd. is held by Sheila Christopherson.

(3) Voting and investment control of CJM Associates, LLC is held by Christine Schneider.

(4) Voting and investment control of MCG-SVT, LLC is held by MCG-Global, LLC, its managing member, and that voting and investment control of MCG-Global, LLC, is held by Vincent A. Wasik and Garrett Stonehouse, its two managing members.

(5) Control over the investment decisions of East River Ventures II, L.P. is held by the two managers of East River Ventures II, L.P.'s general partner ERV Associates II, LLC, of which Mr. Carozza is a manager.
          Includes  204,529  shares  of  Company  Common  Stock   held  by  ERV
          Associates. Mr. Carozza disclaims beneficial ownership of such shares except to the extent he has any pecuniary interest therein.

         Transfer Restrictions

         Each of the Stockholders agreed in the Stockholders Agreement that he or it will not sell, transfer, pledge, encumber or otherwise dispose of any shares of Company Common Stock, both shares included in the table above and shares subsequently acquired, or any securities exchangeable for or exercisable or convertible into Company Common Stock, except as permitted by the Stockholders Agreement. However, Sanjay Sethi may pledge or encumber any Company securities. Also, if a transferee of shares agrees to be bound by the provisions of the Stockholders Agreement, any Stockholder that is a natural person may transfer any Company Common Stock by will or intestacy to any member of the Stockholder's family, or to a trust created for one or more members of the Stockholder's family, and any Stockholder that is a corporation or other entity may transfer Company Common Stock to its subsidiaries or parents, its directors, officers or employees, or any other Stockholder.

         If any Stockholder desires to dispose of any shares of Company securities (but not more than 20% of the shares shown for such Stockholder in the table above), such Stockholder must first deliver to the Company and the other Stockholders a written notice (the "Offer") offering to sell such shares to the other Stockholders and specifying the price and terms upon which the Stockholder proposes to sell. The other Stockholders will have 20 days to accept the Offer, in such respective amounts of shares as they agree among themselves, or if they cannot agree, pro rata, by giving written notice of acceptance to the offering Stockholder and the Company. If the other Stockholders do not accept an Offer in full before the expiration of such 20-day period, the Company may accept the Offer as to those shares which the other Stockholders did not accept. If the Offer is accepted as to all the shares offered, then within 20 days after acceptance is complete, the accepting Stockholders, and the Company if applicable, will pay the purchase price to such offering Stockholder against delivery of certificates for the shares of Common Stock. If an Offer is not accepted in full by the Stockholders or the Company before the expiration of the applicable 20-day period, the offered shares may not be sold.

         These transfer restrictions will not apply to any transfer by any Stockholder to the Company, which transfers may be made without restriction. Any shares of Company securities purchased by the Company may be reissued or sold by the Company only if

          o the board of directors of the Company has approved such reissue or sale,
                                       19

          o any person who purchases Company Common Stock agrees to be bound by the provisions of the Stockholders Agreement, and

          o any such reissue or sale is made in compliance with all federal and state securities laws in effect at the time.

         Tag-Along Rights

         If at any time any Stockholder or group of Stockholders proposes, in a single transaction or a series of related transactions, to transfer shares of Company Common Stock, and/or securities exchangeable for or exercisable or convertible into Company Common Stock, representing more than 30% of the Company Common Stock outstanding on a fully diluted basis to any person or group (including the Company or any of its subsidiaries), no such selling Stockholder may effect such transfer unless, before it is consummated, the other Stockholders are afforded the opportunity to join in such transfer. Any such proposed transfer is a "Tag-Along Sale."

         No less than 20 days before any proposed Tag-Along Sale is consummated, the selling Stockholders must provide written notice of the Tag-Along Sale to each non-selling Stockholder and to the Company, which notice must specify the number of shares proposed to be transferred in the Tag-Along Sale, the consideration per share, the identities of the person or group that proposes to acquire Company securities in such a transfer, and all other material terms and conditions of the Tag-Along Sale. The notice must also include a written offer from the proposed purchasers to each non-selling Stockholder to include a pro rata portion of his or its shares in the Tag-Along Sale, at the same price and on the same terms and conditions as the proposed purchaser's offer to the selling Stockholders. Each non-selling Stockholder will have 15 days from receipt of the notice in which to accept the purchaser's offer.

         Drag-Along Rights

         If any group of Stockholders owning in the aggregate at least 85% of the shares of Company Common Stock then outstanding on a fully diluted basis (a "Selling Group") proposes to enter into a "Drag-Along Sale," the Selling Group will have the right to compel each of the other Stockholders to sell all, but not less than all, of their Company securities on the same terms and for the same price as are being offered in such Drag-Along Sale.

         A "Drag-Along Sale" is

          o a proposed sale, transfer or other disposition, by way of a merger, consolidation or otherwise, in a single or related series of transactions, of 100% of the outstanding shares of Company Common Stock and any securities exchangeable for, or exercisable or convertible into, Company Common Stock,

          o to a person or group who are not individually or collectively affiliates of the Company or any Stockholder, and

          o at an aggregate purchase price (net of transaction expenses and of liabilities of the Company and its subsidiaries required to be paid from the proceeds of such purchase price) that is not less than fair market value; however, if the members of the Selling Group own, in the aggregate, at least 85% of the Company Common Stock at the time outstanding on a fully diluted basis, the proposed transaction will be deemed to have an aggregate purchase price not less than fair market value.

         The purchase from and sale by the Stockholders not in the Selling Group of their Company securities must be consummated simultaneously with the consummation of the Drag-Along Sale, and must be on the same terms and for the same price as the Drag-Along Sale, and the Selling Group will give the other Stockholders at least 20 days written prior notice of the date of the Drag-Along Sale.

         Pre-emptive Rights

         If, at any time before a "Qualified Public Offering" is consummated, the Company proposes to sell or issue any "New Securities" to any person, then the Company must, at least 30 days prior to the proposed sale, give each Stockholder notice containing full particulars of the proposed sale, including the identity of the proposed beneficial and record owners of the New Securities and the purchase price per New Security.

         A "Qualified Public Offering" is

          o a firm underwritten offering or offerings of Company Common Stock under one or more effective registration statements under the
               Securities Act of 1933 such that, after giving effect to the offering, (x) at least 10% of the number of shares of Company Common Stock on a fully diluted basis has been publicly distributed and sold pursuant to such offerings, and (y) the Company receives aggregate cash proceeds from such offerings of at least $20,000,000 net of underwriter's discounts and other expenses, or

          o such other public offering or offerings of Company Common Stock as shall be designated as a Qualified Public Offering by a majority of the Company's board of directors.

         In general, "New Securities" are any capital stock of the Company and any securities exchangeable for, or exercisable or convertible into, such capital stock, but do not include Company Common Stock issued as a stock dividend or upon a stock split, or shares of Company Common Stock issuable upon exercise of Company stock options or upon the conversion or exercise of preferred stock, warrants or options, or common stock issued in connection with a Qualified Public Offering, or in connection with an acquisition or merger transaction that has been approved by the Company's board of directors.

         In the notice, the Company must offer to each Stockholder, subject to consummation of the proposed sale, for 15 business days the opportunity to purchase from the Company, on the same terms and conditions as the proposed sale as specified in the notice, up to that number of the New Securities equal to (i) the quotient determined by dividing the number of shares of Company Common Stock held by such Stockholder (assuming full conversion, exercise and exchange of all Company securities owned by it) by the number of shares of Common Stock outstanding on a fully diluted basis, multiplied by (ii) the number of New Securities to be sold or issued in the proposed sale.

         If any Stockholder accepts the offer to purchase any New Securities, the purchase price and material terms for the New Securities must be the same as applicable to the New Securities issued under the proposed sale.

         Organizational Matters; Corporate Governance

         The Stockholders Agreement provides that, from and after the effective time of the Merger, the Company's board of directors will consist of seven directors which will be designated as follows:

          o Sanjay Sethi, Amit Sarkar and Raj Janarthanan (collectively, "the SVT Stockholders") have the right to designate and submit for election five directors (the "Class A Directors");

          o East River Ventures II, L.P. has the right to designate and submit for election one director (the "Class B Director"); and

          o MCG-SVT LLC has the right to designate and submit for election one director (the "Class C Director").

         The four initial Class A Directors are Sanjay Sethi, Amit Sarkar, Raj Janarthanan and Jack Kemp; the initial Class B Director is Walter A. Carozza; and the initial Class C Director is Vincent A. Wasik. The remaining Class A Director has not yet been designated and elected.

         Each Stockholder agreed that, during the term of the Stockholders Agreement, he or it will take all such actions to effect the election of those persons duly designated as described above, including the voting of all of his or its stock for that purpose. The Company and its board of directors agreed to take any and all actions required, permitted, or necessary to cause such designees to be elected or appointed to the board of directors, including calling a regular or special meeting of stockholders of the Company to ensure the election to or removal from the board of directors of any person or persons so designated to be so elected or removed, and soliciting proxies in favor of the election of such designees.

         If a director dies, resigns or is removed prior to the expiration of his term as a director, the person or persons that had the right to designate and have elected such director will promptly elect a replacement director, and the Stockholders will effect the election to the Company's board of directors of such replacement designee to fill the unexpired term of the director whom such new designee is replacing.

         The rights of the SVT Stockholders, East River Ventures II, L.P. and MCG-SVT LLC to designate and elect directors are not assignable.

         The Stockholders Agreement provides that at any regular or special meeting called for the purpose of removing directors, or in any written consent executed in lieu of such a meeting of stockholders

          o (A) the SVT Stockholders will have the right to remove any Class A Director with or without cause, (B) East River Ventures II, L.P, will have the right to remove a Class B Director with or without cause, and (C) MCG-SVT LLC will have the right to remove a Class C Director with or without cause; and

          o none of them will have any right to remove or cause to be removed any director designated by any of the others, except that any director may be removed by the affirmative vote of at least a majority of the other directors, but only for cause, or may be removed by the affirmative vote of all the other directors (not just a quorum). Each Stockholder will agree to vote all of his or its shares of Company securities having voting power (and any other shares over which he or it exercises voting control) for the removal of any director upon the request of the person or persons designating such director and for the election to the board of directors of a substitute designated by such person or persons.

         If the size of the Company's board of directors is increased at any time, the persons identified above as having the right to designate directors will have the right to at least proportionate representation on the board of directors following such increase based on the composition of the board of directors as between such persons immediately before such increase; however, in no event will the board of directors consist of more than eleven directors.

         The Company agreed that from and after the effective time of the Merger,

          o it will cause each person designated by the persons identified above to be included (consistent with applicable law and its certificate of incorporation and bylaws) in the group of nominees who are recommended for election as directors by the Company to the stockholders following the date on which such person is so designated, and at each succeeding meeting of the Company's stockholders when directors are to be elected, and

          o at a special meeting of the board of directors held as soon as practicable after the creation of any vacancy as a result of the death, resignation or removal of a director, it will cause the appointment of such person as is designated by the appropriate person or persons identified above to fill any such vacancy, if a special meeting is required to effect such appointment.

         Subject to any law or stock exchange rule prohibiting committee membership by affiliates of the Company, each of the persons identified above having the right to designate directors will be entitled to at least proportionate representation (and in any event not less than one) on any committee of the board of directors based on the composition of the board of directors.

         Under the terms of the Stockholders Agreement, effective upon the closing of the Merger, Mr. Sethi was appointed President and Chief Executive Officer of the Company and Mr. Sarkar was appointed Chief Operating Officer of the Company. The Company is commencing a search process to identify candidates for the positions of chief financial officer and chief technology officer of the Company.

         Voting Matters

         In addition to any vote or consent of the Company's board of directors or its stockholders required by law or the Company's certificate of incorporation, the affirmative vote of either the Class B Director or the Class C Director, which affirmative vote shall not be unreasonably or improperly withheld, will be necessary for authorizing, effecting or validating any of the following actions, but such necessary approval shall not relieve any such director from his fiduciary duties to the Company:

          o (A) an increase or decrease in the authorized capital of the Company or any Company subsidiary, including the splitting, combination, or subdivision of any capital stock, (B) the creation or authorization of any class of capital stock, (C) the issuance of any additional shares of capital stock of the Company or any Company subsidiary, or rights to acquire such capital stock, (D) the repurchase or redemption of any shares of such capital stock, or (E) the declaration or payment of any dividend in respect of such capital stock, whether such dividend is payable in cash, shares of capital stock or other property;

          o the hiring by the Company or any Company subsidiary of any chief executive officer, chief financial officer, chief operating officer or chief technology officer, or the entering into or amendment of any employment or severance agreement or any change of control agreement with any such officer;

          o the sale, lease, transfer or other conveyance (including pledging or allowing a lien to exist), in a single transaction or related series of transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries;

          o the consolidation or merger of the Company with, or permitting any Company subsidiary to consolidate or merge with, any person;

          o the taking or institution of any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of Company, or permitting any Company subsidiary to take or institute any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of such subsidiary;

          o the entering into by the Company or any Company subsidiary of any material transaction with any of their officers, directors or affiliates except transactions (x) entered into in the ordinary course of business in good faith, (y) on fair and reasonable terms no less favorable to the Company or its subsidiary than it would obtain in a comparable arm's length transaction with a person not an affiliate and (z) the terms of which have been previously disclosed to the Class B Director;

          o the acquisition by the Company or any Company subsidiary, in one transaction or a series of related transactions, and by means of a merger, consolidation or otherwise, of any capital stock, other equity interest (with economic, voting, or other beneficial interests) or assets of, or any direct or indirect ownership of, any person, or any investments, loans, advances or extensions of credit to any person, or the creation of any subsidiary in which the Company has an economic interest;

          o except as expressly contemplated by the Stockholders Agreement, any amendment of the Company's certificate of incorporation or by-laws, or the filing of any resolution of the board of directors with the Secretary of State of the State of Delaware containing any provisions that would adversely affect or otherwise impair the rights of the holders of the Company Common Stock or would be inconsistent with the provisions of the stockholders agreement;

          o any direct or indirect borrowing or incurrence of, or agreement to borrow or incur, any indebtedness or liability for borrowed money or guarantee such indebtedness, or any agreement to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any person, or making or committing to make any loans, advances or capital contributions to, or investments in, any person or to any other person, or the refinancing or restructuring of any existing loan, not including
               (i) the incurrence of trade indebtedness or contingent liabilities in the ordinary course of business, and (ii) the making of bank deposits and other investments in marketable securities and cash equivalents in the ordinary course of business and consistent with past practice; and

          o the entering into, or permitting any Company subsidiary to enter into, any agreement to do or effect any of the foregoing.

         Board Meetings


         The  Company's  board of  directors  will hold,  during the term of the
Stockholders  Agreement,   regularly  scheduled,   in-person  meetings  no  less
frequently than six times per year.

         Certificate of Incorporation; Bylaws

         The Company and the Stockholders will take all lawful action necessary to ensure at all times that the certificate of incorporation and by-laws of the Company are not inconsistent with the provisions of the Stockholders Agreement or the transactions contemplated by the Stockholders Agreement.

         Termination

         The provisions of the stockholders agreement described above under "- Transfer Restrictions" will generally terminate on the first to occur of (1) a Qualified Public Offering, and (2) the date eighteen months following the effective date of the registration statement contemplated by the Registration Rights Agreement described below. However, with the approval of a majority of the Class A Directors, the Class B Director and the Class C Director, the
Company may accelerate or extend the termination date of the transfer restrictions in the stockholders agreement, but the restrictions may in no event terminate earlier than September 30, 2002.

         The other rights and obligations of the Company and each Stockholder under the Stockholders Agreement will terminate on the earliest to occur of the following:

          o    the bankruptcy or dissolution of the Company,

          o immediately prior to the consummation of a merger, consolidation, reorganization or other business combination of the Company which results in the transfer of more than 50% of the voting securities of the Company or the sale of all or substantially all of the assets of the Company,

          o any single Stockholder becoming the owner of all the Company Common Stock, or

          o the 10th anniversary of the effective date of the Merger (February 1, 2012).

         Amendments and Waivers

         The Stockholders Agreement may be amended, and the taking of any act required under the Stockholders Agreement may be waived, by the prior written consent of the Company and Stockholders holding 80% or more of the shares of Company Common Stock held by all Stockholders at the time.

REGISTRATION RIGHTS AGREEMENT

         Also in connection with the closing of the Merger, the Company, the Stockholders and certain other Company stockholders or their transferees, executed and delivered a registration rights agreement, which is incorporated by reference in this Statement as Exhibit 3 (the "Registration Rights Agreement"). The issuance of Company Common Stock in the Merger to the shareholders of SanVision was not registered under the Securities Act of 1933 in reliance upon the exemption from registration in Section 4(2) of the Act for "transactions by an issuer not involving any public offering." As a result, these shares may not be sold or otherwise transferred by those persons who receive them in the Merger in the absence of registration or an available exemption from registration. Certain shares of Company Common Stock outstanding before the Merger are similarly restricted.

         Shelf Registration

         The Company agreed in the Registration Rights Agreement that no later than May 2, 2002 (90 days after the effective date of the Merger), it will use its reasonable best efforts to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the offering on a continuous basis of all the shares of the Company Common Stock held by the Stockholders and the other parties to the Registration Rights Agreement on the effective date of the Merger. The Company will use its reasonable best efforts to have this registration statement declared effective by the Commission as soon as practicable and will use its reasonable best efforts to keep the registration statement continuously effective until the earlier of (A) the date when the parties to the Registration Rights Agreement and their permissible successors and transferees (collectively, the "Securities Holders") can sell all their registered shares without any restrictions under Rule 144, and (B) the date on which no registered Common Stock remains outstanding.

         "Piggy-Back" Rights

         In addition, if the Company at any time wishes to effect a sale of Company Common Stock for its own account, or for the account of any other person in an underwritten transaction (an "SVT Public Sale Event"), it must give notice not less than 21 days prior to the initial filing of the related registration statement. The notice will offer the Securities Holders the opportunity to participate in such offering. The obligation of the Company to give to each Securities Holder such notice and to permit piggy-back rights will terminate on the earlier of (A) the date when the Securities Holders can sell all their registered shares without any restrictions under Rule 144, and (B) the date on which no registered common stock remains outstanding.

         If the Company has delivered a notice, Securities Holders will be entitled to participate on the same terms and conditions as the Company and/or such other persons in the proposed SVT Public Sale Event, and to offer and sell shares therein to the extent provided in the registration rights agreement. Each Securities Holder desiring to participate must notify the Company no later than ten days following receipt of the Company's notice of the aggregate number of shares that such Securities Holder then desires to sell in the offering.

         Each Securities Holder desiring to participate in an SVT Public Sale Event may include shares in any related registration statement to the extent that the inclusion of such shares would not reduce the number of shares of Company Common Stock to be offered and sold by the Company and/or such other persons to be included therein. If the lead managing underwriter selected by the Company for an SVT Public Sale Event advises the Company in writing that, in its opinion, the total number of shares of Company Common Stock to be sold by the Company and/or such other persons together with the shares which such Securities Holders intend to include in such offering would reasonably be expected to materially adversely affect the price or distribution of the Company Common Stock offered in such SVT Public Sale Event or the timing thereof, then there will be included in the offering only that number of shares of the Securities Holders, if any, that such lead managing underwriter reasonably and in good faith believes will not materially adversely affect the price or distribution of the common stock to be sold in such SVT Public Sale Event.

         In connection with any SVT Public Sale Event, subject to the provisions of the Registration Rights Agreement, the Company in its sole discretion may determine whether (a) to proceed with, withdraw from or terminate such SVT Public Sale Event, (b) to enter into a purchase agreement or underwriting agreement for such SVT Public Sale Event, and (c) to take such actions as may be necessary to close the sale of Company Common Stock contemplated by such offering, including waiving any conditions to closing such sale which have not been fulfilled.

         Black-Out Periods

         No Securities Holder may offer to sell or sell any shares of Company Common Stock as provided above under "- Shelf Registration" during the 60-day period immediately following the effective date of any registration statement filed by the Company in respect of a SVT Public Sale Event. The Registration Rights Agreement provides for up to two other "black-out" periods per year, of up to 90 days each, during which the Securities Holders may not offer or sell any shares, if the SVT board of directors determines in good faith that such offers or sales would (1) interfere with or affect the negotiation or completion of any transaction that is being contemplated by the Company, or (2) involve initial or continuing disclosure obligations that might not be in the best interests of the Company or its stockholders.

         Expenses

         The Company will pay all fees, disbursements and expenses in connection with any registration statement covered by the Registration Rights Agreement and the performance of its obligations thereunder, including all registration and filing fees, printing, messenger and delivery expenses, fees of the Company's auditors, listing fees, registrar and transfer agents' fees, reasonable fees and disbursements of the Securities Holders' counsel in connection with the registration but not the disposition of the Securities Holders' registered shares, fees and disbursements for counsel for the Company, fees and expenses (including reasonable fees and disbursements of counsel) of complying with applicable state securities or "blue sky" laws and the fees of the NASD in connection with its review of any offering contemplated in any such registration statement, but not including underwriting discounts and commissions or brokerage commissions on any shares sold in any such offering.

         Limitations on Subsequent Registration Rights

         Until the termination of the Registration Rights Agreement, the Company will not, without the prior written consent of Securities Holders owning a majority of the registrable shares held by Securities Holders at such time, enter into any agreement which would provide any holder or prospective holder of Company Common Stock "piggyback" registration rights for such Company Common Stock unless the piggyback registration rights provided to the Securities Holders under the Registration Rights Agreement will have priority in the event of any cutback as described above under "- Piggyback Rights."

         Transfer of Rights

         Until the termination of the Registration Rights Agreement, the rights and obligations of a Securities Holder under it may be transferred by a Securities Holder to a transferee of registrable shares; however, within a reasonable period of time (but in no event less than two business days) before such transfer, (i) the transferring Securities Holders shall have furnished the Company and the other Securities Holders written notice of the name and address of such transferee and the number of shares with respect to which such rights are being transferred and (ii) such transferee shall furnish the Company and the Securities Holders a copy of a duly executed agreement by which such transferee
(A) assumes all of the obligations and liabilities of its transferor under the Registration Rights Agreement, (B) enjoys all of the rights of its transferor under the Registration Rights Agreement, and (C) agrees itself to be bound by the Registration Rights Agreement.

         Amendments and Waivers

         The Registration Rights Agreement may not be amended or modified or any provision thereof waived without (i) a resolution of the board of directors of the Company, (ii) the written consent of East River Ventures II, L.P., and (iii) the written consent of Sanjay Sethi; however, any amendment, modification or waiver that disproportionately and adversely affects any party thereto will require the prior written consent of such party, and the grant of registration rights to others on substantially the terms provided for in the Registration Rights Agreement will not be deemed to disproportionately or adversely affect any party thereto.

         Termination

         The Registration Rights Agreement, and the respective obligations and agreements of the parties thereto, will terminate on the date on which the Company has no further obligations under the terms of the Registration Rights Agreement to file or keep effective a registration statement under the Securities Act of 1933.

                             *         *         *

         Except as described above in this Item 4, the Filing Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

               (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

               (j) any action similar to any of those enumerated above.

         However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Messrs. Carozza and Wasik in their capacities as directors of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Christine Schneider may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, 3,067,937 shares of Common Stock held by CJM Associates, LLC, representing approximately 7.50% of the outstanding shares of Company Common Stock.

         Vincent A. Wasik and Garrett Stonehouse may be deemed to be the indirect beneficial owners of, and, subject to certain provisions of the Stockholders Agreement, to have shared voting and dispositive power with respect to, 2,863,408 shares of Company Common Stock held by MCG-SVT, LLC, representing approximately 7.0% of the outstanding shares of Company Common Stock.

         H. Wayne Huizenga, the sole stockholder of Huizenga Investments, Inc., the sole general partner of Huizenga Investments Limited Partnership, may be deemed to be the indirect beneficial owner(s) of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, 380,322 shares of Common Stock held by Huizenga
Investments Limited Partnership, representing approximately 0.93% of the outstanding shares of Company Common Stock.

         John A. Schneider is the direct beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, has sole voting and dispositive power with respect to, 507,061 shares of Company Common Stock, representing approximately 1.24% of the outstanding shares of Company Common Stock.

         Walter A. Carozza may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, 1,016,165 shares of Company Common Stock held by East River Ventures II, L.P., ERV Associates II, LLC, and Equities Holdings, LLC, representing approximately 2.48% of the outstanding shares of Company Common Stock.

         Gregory C. Mosher is the direct beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, has sole voting and dispositive power with respect to, 811,349 shares of Company Common Stock, representing approximately 2.0% of the outstanding shares of Company Common Stock.

         By virtue of the Stockholders Agreement, the Filing Persons, together with the other Stockholders, could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Such group is the beneficial owner in the aggregate of 39,581,460 shares of Company Common Stock, representing approximately 96.76% of the outstanding shares of Company Common Stock. See Item 4 of this Statement under the heading "Stockholders Agreement."

         (C) Apart from the receipt by the Filing Persons of Company Common Stock in the Merger, the following transactions in the Company Common Stock have occurred since December 1, 2001:

i. The sale of 184,768 shares by Jonathan V. Diamond to Greg C. Mosher at a per-share purchase price of January 28, 2002, dated as of January 28, 2002;

ii. The sale of 20,286 shares by Beagle Limited to Greg C. Mosher at a per-share purchase price of January 28, 2002, dated as of January 28, 2002;

iii. The sale of 20,286 shares by J. Christopher Burch to Greg C. Mosher at a per-share purchase price of January 28, 2002, dated as of January 28, 2002; and

iv. The sale of 20,286 shares by Robert Burch to Greg C. Mosher at a per-share purchase price of January 28, 2002, dated as of January 28, 2002.

         To the best knowledge of the Filing Persons, except as set forth above, no transactions in the Company Common Stock have been effected by the Stockholders other than the Filing Persons apart from their receipt of Company Common Stock in the Merger and in the automatic conversion, immediately before the Merger, of the Company's series B preferred stock into shares of Company Common Stock. See the Preliminary Note to this Statement.

         (d) No person other than each Filing Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by such Filing Person.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  --------------------------------------------------------

         Reference is made to the Preliminary Note to, and Item 4 of, this Statement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

            Exhibit 1: Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision Technology Inc., SWWT, Inc. and E-Newco, Inc., filed as Appendix A to SWWT's definitive proxy statement dated January 16, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

            Exhibit 2: Stockholders Agreement dated as of February 1, 2002, by and among SWWT, Inc. and the parties identified in Annex A thereto, filed as Exhibit 2(b) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated hereby by reference.

            Exhibit 3: Registration Rights Agreement dated as of February 1, 2002, by and among SWWT, Inc. and the parties identified in Schedule A thereto, filed as
                             Exhibit 2(c) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated hereby by reference.

            Exhibit 4:       Joint Filing Agreement and Power of Attorney.

                                   Signatures

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002
                                            CJM Associates, LLC


                                            By: /s/ Christine Schneider
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Christine Schneider
                                            ------------------------------------
                                            Christine Schneider


                                            MCG-SVT, LLC


                                            By: /s/ Garret Stonehouse
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Vincent A. Wasik
                                            ------------------------------------
                                            Vincent A. Wasik


                                            /s/ Garrett Stonehouse
                                            ------------------------------------
                                            Garrett Stonehouse

                                            HUIZENGA INVESTMENTS LIMITED
                                            PARTNERSHIP


                                            By: /s/H. Wayne Huizenga
                                                --------------------------------
                                            Name:
                                            Title:

                                            HUIZENGA INVESTMENTS, INC.


                                            By: /s/H. Wayne Huizenga
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/H. Wayne Huizenga
                                            ------------------------------------
                                            H. Wayne Huizenga


                                            /s/ John A. Schneider
                                            ------------------------------------
                                            John A. Schneider


                                            EAST RIVER VENTURES II, L.P.


                                            By: /s/ Walter A. Carozza
                                                --------------------------------
                                            Name:
                                            Title:

                                            ERV ASSOCIATES II, LLC


                                            By: /s/ Walter A. Carozza
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Walter A. Carozza
                                            ------------------------------------
                                            Walter A. Carozza

                                            /s/ Gregory C. Mosher
                                            ------------------------------------
                                            Gregory C. Mosher

                                    Exhibit 4

                  Joint Filing Agreement and Power of Attorney

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the attached Statement on Schedule 13D relating to the Common Stock, par value $.001 per share, of SVT Inc. (the "Company") is filed on behalf of each of them, and that all amendments to this Statement will be filed on behalf of each of them.

         KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Sanjay Sethi and Walter A. Carozza, acting singly, such undersigned's true and lawful attorney-in-fact to:

                  1. execute for and on behalf of such undersigned, in his capacity as a director or officer of the Company or as a beneficial owner of equity securities of the Company, any and all filings of such undersigned pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

                  2. do and perform any and all acts for and on behalf of such undersigned which may be necessary or desirable to complete, execute and timely file any such filings with the Securities and Exchange Commission, the Nasdaq Stock Market and any U.S. national securities exchange or similar authority; and

                  3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of such undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         Each of the undersigned hereby grants to each above-named attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that each above-named attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the above-named attorneys-in-fact, in serving in such capacity at the request of such undersigned, are not assuming, nor is the Company assuming, any of such undersigned's responsibilities to comply with Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934.

         This power of attorney shall remain in full force and effect as to each of the undersigned until such undersigned is no longer required to make any filing pursuant to Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, unless earlier revoked by such undersigned in a signed writing delivered to any of the above-named attorneys-in-fact.

         IN WITNESS WHEREOF, each of the undersigned has caused this joint filing agreement and power of attorney to be executed as of this 11th day of February, 2002.


                                            CJM Associates, LLC


                                            By: /s/ Christine Schneider
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Christine Schneider
                                            ------------------------------------
                                            Christine Schneider


                                            MCG-SVT, LLC


                                            By: /s/ Garret Stonehouse
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Vincent A. Wasik
                                            ------------------------------------
                                            Vincent A. Wasik


                                            /s/ Garrett Stonehouse
                                            ------------------------------------
                                            Garrett Stonehouse

                                            HUIZENGA INVESTMENTS LIMITED
                                            PARTNERSHIP


                                            By: /s/H. Wayne Huizenga
                                                --------------------------------
                                            Name:
                                            Title:

                                            HUIZENGA INVESTMENTS, INC.


                                            By: /s/H. Wayne Huizenga
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/H. Wayne Huizenga
                                            ------------------------------------
                                            H. Wayne Huizenga


                                            /s/ John A. Schneider
                                            ------------------------------------
                                            John A. Schneider


                                            EAST RIVER VENTURES II, L.P.


                                            By: /s/ Walter A. Carozza
                                                --------------------------------
                                            Name:
                                            Title:

                                            ERV ASSOCIATES II, LLC


                                            By: /s/ Walter A. Carozza
                                                --------------------------------
                                            Name:
                                            Title:


                                            /s/ Walter A. Carozza
                                            ------------------------------------
                                            Walter A. Carozza

                                            /s/ Gregory C. Mosher
                                            ------------------------------------
                                            Gregory C. Mosher

                                       4